Exhibit 99.2

April 30, 2009

BY SEDAR

The securities commission or securities regulatory authority in each of the provinces and territories

Dear Sirs/Mesdames:

Re:	IAMGOLD Corporation
Management Information Circular dated April 9, 2009

IAMGOLD Corporation (the “Corporation”) hereby advises that the management information circular (the “Circular”) dated April 9, 2009 of the Corporation (filed on SEDAR on April 17, 2009) furnished in connection with the solicitation of proxies to be used at the annual meeting of the shareholders of the Corporation to be held on May 14, 2009 contains an error that is clerical in nature in respect of information relating to William D. Pugliese set out on page six of the Circular in the section entitled “Business of the Meeting – Election of Directors”. The information below relating to Mr. Pugliese shows the changes blacklined from the Circular mailed by the Corporation to its shareholders.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation	Number of Common Shares Beneficially Owned Directly or Indirectly or Over Which Control or Direction is Exercised		Ownership Target Met* Yes/No
WILLIAM D. PUGLIESE(2, 3)	Chairman of the Corporation	1990	~~0~~		~~No~~
Aurora, Ontario, Canada			6,856,706	(5)	Yes

(2)	Member of the compensation committee of the board of directors of the Corporation.
(3)	Member of the corporate governance committee of the board of directors of the Corporation.
(5)	Mr. Pugliese also holds options to purchase 50,000 Common Shares pursuant to the share option plan comprising part of the share incentive plan of the Corporation.
*	A director must hold a minimum of 5,000 Common Shares within three years of becoming a director and maintain a minimum of 5,000 Common Shares throughout the director’s tenure.

The corrected Circular containing the above information has been filed on SEDAR under the Corporation’s profile.

Sincerely,

IAMGOLD CORPORATION

Larry E. Phillips
Senior Vice President, Corporate Affairs